Exhibit 99.1

Perion Announces Standard & Poor’s Maalot Credit Rating Reaffirmed
and Schedules Fourth Quarter 2017 Financial Results on March 15, 2018

TEL AVIV, Israel – February 15, 2018 – Perion Network Ltd. (NASDAQ: PERI) today announced that Standard & Poor's Maalot Ratings Services ("S&P") has reaffirmed Perion's corporate credit rating of ilA-, with a stable outlook.

Mr. Maoz Sigron, Perion's Chief Financial Officer, commented, "The reaffirmation of our Credit Rating is a testament to our strong and steady cashflow.”

An English version of the rating report and notification is available in the Investors section of Perion's website at http://www.perion.com/ir-events/.

Furthermore, Perion Network Ltd. (NASDAQ: PERI) today announced that it will release its financial results for the fourth quarter ended December 31, 2017, on March 15, 2018 prior to the financial markets open.

Perion management will host a conference call to discuss the results at 10 a.m. ET that day.

Details are as follows:

•	Conference ID: 4677454

•	Dial-in number from within the United States: 1-866-548-4713

•	Dial-in number from Israel: 1-809-212-883

•	Dial-in number (other international): 1-323-794-2093

•	Playback available until March 22, 2018 by calling 1-844-512-2921 (United States) or 1-412-317-6671 (international). Please use PIN code 4677454 for the replay.

•	Link to the live webcast accessible at https://www.perion.com/ir-info/

About Perion Network Ltd.

Perion is a global technology company that delivers advertising solutions to brands and publishers. Perion is committed to providing data-driven execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform. More information about Perion may be found at www.perion.com, and follow Perion on Twitter @perionnetwork.

Forward Looking Statements
This press release contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Perion. The words “will”, “believe,” “expect,” “intend,” “plan,” “should” and similar expressions are intended to identify forward-looking statements. Such statements reflect the current views, assumptions and expectations of Perion with respect to future events and are subject to risks and uncertainties. Many factors could cause the actual results, performance or achievements of Perion to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, or financial information, including, among others, the failure to realize the anticipated benefits of companies and businesses we acquired and may acquire in the future, risks entailed in integrating the companies and businesses we acquire, including employee retention and customer acceptance; the risk that such transactions will divert management and other resources from the ongoing operations of the business or otherwise disrupt the conduct of those businesses, potential litigation associated with such transactions, and general risks associated with the business of Perion including intense and frequent changes in the markets in which the businesses operate and in general economic and buFeb siness conditions, loss of key customers, unpredictable sales cycles, competitive pressures, market acceptance of new products, inability to meet efficiency and cost reduction objectives, changes in business strategy and various other factors, whether referenced or not referenced in this press release. Various other risks and uncertainties may affect Perion and its results of operations, as described in reports filed by the Company with the Securities and Exchange Commission from time to time, including its annual report on Form 20-F for the year ended December 31, 2016 filed with the SEC on March 7, 2017. Perion does not assume any obligation to update these forward-looking statements.

Contact Information:

Perion Network Ltd.
Investor relations
Hila Valdman
+972 (73) 398-1000
Perion.Investor.Relations@perion.com

Source: Perion Network Ltd.